SPUR VENTURES INC.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2004

Dated: April 29, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at April 29, 2005, and should be read in conjunction with the audited consolidated financial statements with accompanying notes of Spur Ventures Inc. (the “Company”) of the year ended December 31, 2004 which have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

This MD&A contains certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

All amounts are reported in Canadian dollars, unless otherwise indicated. Additional information on the Company can be found in the filings with Canadian regulators on SEDAR at www.sedar.com and in the Company’s Form 20-F with the United States Securities and Exchange Commission at www.sec.gov.

1.	Overall Performance

	-	Operation

The company continues to focus on developing an integrated fertilizer business at planned stages and has been able to achieve operating cash breakeven and retain a key customer base while operating at 30% of current production capacity and facing challenges including rising raw material costs, pre-expansion maintenance and remediation costs and electricity shortage.

	-	Phosphoric Acid Plant

The construction and commissioning of a 60,000 tonnes per annum phosphoric acid plant was successfully completed in March 2005. The original budget for the phosphoric acid plant and related infrastructure was $5.57 million. In the course of detailed engineering it was determined that significant additional plant foundation was required due to poor soil conditions. In addition, the continued rapid growth in the Chinese economy has resulted in significant increases in the price of raw materials including steel and cement. The final estimated construction cost is $6.85 million, bringing the project within 23% of the original budget under difficult conditions. Construction took approximately 6 months, a substantially shorter timeframe than forecast, and significantly shorter than what would have been achievable in North America.

-	Phosphate mineral deposits mining license

The restructuring of the YMC joint venture was completed on April 20, 2004. Although the Company has received the restructuring approval from the Yichang municipal government and Hubei provincial government, the Company is still working on getting the final approvals from the Chinese central government. In the mean time, the company has made several significant cash contributions to YMC registered capital account. According to the original agreement, once the Company meets the first 15% capital requirement, the government is obligated to transfer the mining licenses to YMC. With all the cash contributions and pre-YMC investments, the Company believes it has met the first 15% capital requirement under the original agreement. The Company is currently pursuing the transfer of mining licenses.

-	Cash Position

As of March 31, 2005, the Company had cash and cash equivalents of $12.3 million, of which is held in a Canadian bank and in banks in China for YSC and YMC operation. There is $10.9 million held in YMC registered capital account in China. The Company has complete control of the usage of the YMC registered capital account.

2. Selected Annual Information

Selected annual information from the Company’s three most recently completed financial years is summarized as follows:

	2004	2003	2002
Total revenues	$4,810,302	$Nil	$Nil
Net income (loss)	(2,425,755)	(1,310,054)	(245,872)
Earnings (loss) per share	(0.07)	(0.06)	(0.01)
Diluted earnings (loss) per share	(0.07)	(0.06)	(0.01)

Total Assets	28,114,960	7,194,380	2,884,113
Total long-term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

The significant change in the results of operation and financial position in 2004 is the result of the acquisition of YSC and a private placement of $15.4 million.

3. Results of Operations – Full Year

During the year ended December 31, 2004, the Company focused on developing an integrated fertilizer business in China. The phosphoric acid supply has been not reliable, because of limited availability. The company was working on the solution to build a 60,000 tonnes phosphoric acid plant for captive phosphoric acid supply. In the meantime, the company operates at a low capacity to keep operating cash flow breakeven and maintain a key customer base. Operating performance has been squeezed by rising raw materials prices and electricity shortage experienced in Yichang area in winter; however, the company’s cash basis continues to be breakeven and it has been able to increase its fertilizer product prices to the extent to which the market will bear.

During the year ended December 31, 2004, the loss of $2,425,755 increased from $1,310,054 during the year of 2003 primarily due to $1,257,040 in the non-cash stock-based compensation expenses during the period in accordance with new Stock Based Compensation Accounting Standards, and an increase in consulting fees from $255,243 in 2003 to $355,112 in 2004. The increase in consulting fees is due to the acquisition of YSC and the renegotiation of the YMC joint venture and the engagement of additional officers and directors as the Company expands towards its objectives. The increase in other expenses was mainly due to the incorporation of the operational results of YSC since the date of acquisition. The Company’s earnings from interest income increased to $183,608 in 2004 from $38,845 in 2003.

The operational results of YSC, which was acquired on April 20, 2004, attributable to Spur Ventures Inc. from the date of acquisition (April 20, 2004) to December 31, 2004 are summarized as follows:

Sales	4,810,302
Cost of sales	4,904,589
(94,287)

Expenses
Loss on disposal of fixed assets	12,806
Office and miscellaneous	171,216
Professional fees	77,041
Rent	18,151
Repairs and maintenance	17,364
Selling expenses	134,127
Travel, advertising and promotion	125,640
Wages and benefits	85,454
641,800

Operating loss	(736,087)

Other income and expenses
Interest income	(6,946)
Interest expenses	191,268
Other income	(90,661)
Foreign exchange gain	(82,953)
10,708

Loss for the period	(746,795)

4. Summary of Quarterly Results
(Expressed in Canadian dollars)

	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended
	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 30,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 30,	Dec. 31,
	2004	2004	2004	2004	2003	2003	2003	2003	2002
Total revenues	2,317,372	1,495,141	997,789	-	-	-	-	-	-

Net income (loss)	(869,733)	(986,142)	(299,849)	(270,031)	(980,665)	(137,670)	(101,590)	(90,129)	(101,780)

Earnings (loss) per	(0.02)	(0.03)	(0.01)	(0.01)	(0.03)	(0.01)	-	(0.01)	(0.01)
share

Diluted earnings
(loss) pe r share	(0.02)	(0.03)	(0.01)	(0.01)	(0.03)	(0.01)	-	(0.01)	(0.01)

Prior to the first quarter of 2004, some other income was recorded as revenues. These amounts have been reclassified from revenues to other income.

5. Liquidity and Capital Resources

The Company has financed its operations principally through the sale of common shares and warrants. Starting from Q2 2004, the Company generates revenue through phosphate fertilizer production. In June 2004, the Company raised $15,446,084 net cash through a brokered private placement. The Company’s management expect that the amount of interest or dividend income will be decreased as the Company continues investment in its joint ventures in China, unless 1): the Company is able to obtain additional funds through the sales of its equity securities. 2): the Company’s joint ventures start making positive cash flow from productions and sales.

As of December 31, 2004, the Company had a net working capital of $10,973,792, compared to $5,283,056 at December 31, 2003. During the period, a capital contribution of $2,316,430 was made to the YMC joint venture, which, together with the contribution of $500,000 made in prior periods, is consolidated in the attached balance sheet. Depending upon the timing of expansion plans for its projects and the receipt of approval for the restructuring of YMC and the availability of bank financing in China, the current working capital and cash position of the Company will provide sufficient liquidity to meet the Company’s year 2005 operating requirements. See “Outlook”.

6. Transactions with Related Parties

During the year ended December 31, 2004, the Company paid a total of $310,112 to a director and companies controlled by 4 directors (2003 - $255,243). The Company also paid consulting fees of $22,500 (2003: $nil) to an ex-officer. The Company paid management fees of $nil (2003: $27,833) to a company controlled by a director and legal fees of $25,542 (2003: $nil) to two officers and one legal firm associated with a director.

The increase in consulting fees is due to the acquisition of YSC and the renegotiation of the YMC joint venture and the engagement of additional officers and directors as the Company expands towards its objectives.

During due diligence work in the preparation of financial statements for YSC, the Company was made aware that YSC is party to a loan facility of RMB 7,400,000 ($1,075,960) from the Agricultural Bank of China with its former parent company YPCC. There had been no previous disclosure of this potential liability by YPCC or accounting staff of YSC. It is understood that the proceeds of this loan were used in YPCC’s business, and YSC has not benefited from this loan. YPCC is the guarantor of this loan and the Company is advised that YPCC has been paying the interest to the bank. The Company has had discussions with YPCC and the Agricultural Bank of China and YPCC has provided the Company a written guarantee that they will take the responsibility for this liability and intend to repay this loan facility in full.

As part of the documentation for the purchase of the Company’s interest in YSC, the Company received an indemnity from YPCC that there were no liabilities that had not been fully disclosed to the Company. In addition, prior to the Company’s involvement in YSC, YPCC made a working capital loan to YSC of RMB 4,475,375 ($650,720), and YPCC has recently requested repayment of this loan. This liability has been reflected in the consolidated balance sheet of the Company as a related party loan since the acquisition of YSC. YPCC has agreed that YSC can apply the payables to YPCC of RMB4,475,375 ($650,720) to offset the receivables from YPCC of RMB 6,900,000 ($1,003,260), should YPCC fail to repay the remaining loan of RMB 6,900,000 to the bank. In the case of YPCC not being able to repay the loan of RMB 6,900,000 ($1,003,260) and the Company repaying the loan for YPCC, the Company will apply the loan of RMB4,475,375 ($650,720) owed to YPCC to offset the receivables of RMB6,900,000 from YPCC. In December 2004, YPCC paid back RMB 500,000 ($72,700) to the bank. The loan amount outstanding as of December 31, 2004 was RMB 6,900,000 ($1,003,260) and net monetary exposure to the Company is RMB 2,424,625 ($352,540). The Company is still in discussion with YPCC and the Agricultural Bank of China regarding the full payment of the loan. The Company believes that the net exposure of RMB 2,424,625 ($352,540) is fully recoverable from YPCC, however the ultimate collection of this amount is subject to some uncertainty.

This loan was not paid in full as of the end of 2004, because YSC, YPCC and the Agricultural Bank are still in discussion on repaying the loan in full. YPCC has provided written representation that it is fully responsible for repaying the loan and did pay back RMB 500,000 ($72,700) prior to the end of 2004. Because of YPCC’s guarantee and payment, the Agricultural Bank has verbally advised the Company that no penalty will be charged on the loan and allowed until June 26, 2005 to resolve the loan issue.

Although the company expects a practical solution to be worked out among the three parties by Q2 2005 and the company believes it has sufficient legal protection to remedy this issue, should it be necessary to proceed to litigation, the Company has recognized a liability to the bank of RMB 6,900,000 according to the accounting standards and a receivable from YPCC of RMB2,424,625, net of the receivable of RMB6,900,000m from YPCC and the payable of RMB4,475,375 ($650,720) to YPCC.

7. Fourth Quarter

During the three months ended December 31, 2004, the loss of $869,733 during the period decreased from $980,665 during Q4 2003 mainly due to the non-cash stock-based compensation expenses of $444,552 in Q4 2004, as required by Canadian accounting standards as of this year, offset by a one time write-down of mineral properties of $760,490 in Q4 2003. The increase in other expenses was mainly due to the incorporation of the operational results of YSC since date of acquisition. The Company’s earnings from interest income increased from $13,290 in Q4 2003 to $85,338 in Q4 2004

Q4 showed an operating loss of $63K, due to the reclassification of machinery maintenance and repairs costs from general expenses into Cost of Sales and an inventory write-off, as they are directly related to production. The Q4 operation results were affected unfavorably by operation interruption caused by electricity shortage, rising raw materials costs and some one-time items such as audit fees of $65K and inventory provision of $17K.

The operational results of YSC, which was acquired on April 20, 2004, attributable to Spur Ventures Inc. for the three months ended December 31, 2004 are summarized as follows:

Sales	2,317,372
Cost of sales	2,377,516
(60,144)

Expenses
Loss on disposal of fixed assets	12,806
Office and miscellaneous	101,191
Professional fees	72,941
Rent	(10,556)
Repairs and maintenance	(29,564)
Selling expenses	77,213
Travel, advertising and promotion	51,773
Wages and benefits	2,831
278,636

Operating loss	(338,780)

Other income and expenses
Interest income	(1,765)
Interest	61,678
Other income	(25,573)
Foreign exchange gain	(2,976)
31,364

Loss for the period	(370,144)

8. Changes in Accounting Policies

Effective January 1, 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants Standard 3870 which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the Company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price at the date of the grants.

Accordingly, the opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock option grants to employees and directors from January 1, 2002 to December 31, 2003, which amounted to $1,405,432, and an increase of $94,600 to share capital and $1,310,832 to stock options.

9. Outstanding Share Data

As of April 26, 2005, the Company had the following shares, warrants and options outstanding:

	Number	Exercise Price	Expiry Date
Common Shares	40,231,828	n/a	n/a
Stock Options	50,000	$0.90	18-Oct-05
Stock Options	700,000	$0.90	19-Jun-06
Stock Options	2,100,000	$0.60	6-May-08
Stock Options	635,000	$1.20	19-Jun-08
Stock Options	1,650,000	$1.50	23-Jul-09
Stock Options	200,000	$1.50	12-Oct-09
Stock Options	500,000	$1.80	1-Mar-10
Warrants	300,000	$1.10	15-Jul-05
Warrants	5,687,500	$1.50	23-Jun-06
Agent’s Warrants	330,000	$1.50	23-Jun-06
TOTAL	52,384,328

10. Phosphoric Acid Plant Construction

The construction and commissioning of a 60,000 tonnes phosphoric acid plant is successfully completed in March 2005. At the time of acquisition of the Yichang Spur Chemicals Ltd. (YSC) plant, there was a shortage of phosphoric acid that has caused the joint venture NPK fertilizer plant to operate below capacity. The acid plant has a design capacity of 60,000 tonnes per annum (tpa), enough to enable the production of a NPK fertilizer plant at approximately 300,000 tonnes per annum and will provide a captive source of phosphoric acid. It is planned that this plant in the future will be supplied with phosphorous rock from the Company’s YMC joint venture which has rights to the Yichang phosphate deposit.

Spur Ventures acquired 72% of YSC interest in 2004, and agreed to invest a minimum of US$2.5 million for construction of the phosphoric acid plant, and has agreed to undertake the future construction of an additional plant module with 200,000 tpa of NPK fertilizer capacity. No decision as to timing of the future fertilizer plant expansion has yet been made, but the Company did decide to increase the size of certain equipment and infrastructure in the phosphoric acid plant to accommodate the prospective construction of the additional 200,000 tpa NPK fertilizer module.

Based on independent engineering studies completed in late 2003, the original budget for the phosphoric acid plant and related infrastructure was $5.57 million. In the course of detailed engineering it was determined that significant additional plant foundation was required due to poor soil conditions. In addition, the continued rapid growth in the Chinese economy has resulted in significant increases in the price of raw materials including steel and concrete. The final estimated construction cost is $6.85 million, bringing the project within 23% of the original budget under difficult conditions.

Commencement of project construction was also delayed until September, 2004 as a result of the delay in handover of the project site from the Chinese authorities. Construction took approximately 6 months, a substantially shorter timeframe than forecast, and significantly shorter than what would have been achievable in North America, in a booming and at times challenging Chinese domestic economy.

11. Yichang Phosphate Mineral Properties

The following is an outline of all the developments of the Yichang Phosphate project and the joint venture Yichang Maple Leaf Chemicals (YMC) up to the date of this MD&A.

-
In 1996, the Company entered into a preliminary agreement with Yichang Phosphorous Chemical Industries Group Co. (“YPCC”). Under the agreement, the Company has obtained an exclusive right to develop the Yichang phosphate deposit, which is located in Hubei province in China. The Company can earn a 90% interest in the property by taking the property to production. The Chinese government will earn a 10% interest by contributing land and the mineral rights.

-
In 1999, the Company completed the preliminary feasibility study report conducted jointly by major chemical and mining research and design institutes. Final project approval was also received from the Chinese government.

-
During 2001, the China Environment Protection Bureau approved the environmental study of the Yichang project. Letters of intent were signed with major Chinese banks for bank loans and working capital line to finance the project.

-
In early 2002, the Company commenced its application for a mining permit through its joint venture partner, YPCC. Preliminary approval (stage one) of the application has been received from the Chinese Ministry of Land and Resources. Stage two of the application is in progress.

-
In December 2002, the Company and its joint venture partner YPCC signed a joint venture contract that will result in the setting up of a joint venture company YMC, which is to undertake the development of the Yichang phosphate project.

-
On April 20, 2004, the Company acquired a 72.18% controlling interest in a joint venture company, Yichang Spur Chemicals Ltd., that owns a 100,000 tpa fertilizer facility in the City of Yichang, Hubei Province. (See Note 10 “Acquisition of YSC”)

-
Since a fertilizer plant has been acquired and expanded under YSC, the terms of the original YMC joint venture were re-negotiated. Under the new terms of the YMC joint venture, the Company is required to make a US$3,834,000 capital contribution into YMC within three months of receipt of Chinese government approval for the restructuring. This amount represents the estimated cost of commissioning a mining facility capable of producing sufficient phosphate rock to supply at least a 100,000 tpa NPK fertilizer facility. By December 31, 2004, The Company has already made cash contribution of $2,816,430 directly to YMC for costs associated with the issue of the mining license, engineering and design work.

-
The total investment to be made by the Company in YMC is US$25,561,000 million over 5 years, of which only the initial US$3,834,000 is a firm commitment. The balance of the US$25,561,000 is to be invested over five years on a best efforts basis, as follows:

	1.	a cumulative total of US$8,946,000 within two years of receipt of approval for the restructured agreement;

	2.	a cumulative total of US$16,614,000 within four years;

	3.	the balance of US$25,561,000 within five years.

The US$25,561,000 represents the estimated minimum equity required to finance the total investment over the next five years to develop the phosphate mine and to expand the fertilizer plant from 300,000 tpa to 1 million tpa, estimated at US$93 million. The Company plans to fund the project through a combination of equity, bank loan and operating cash flow.

-
During the year ended December 31, 2004, the Company incurred exploration and development costs of $62,204 (2003: $53,951) in relation to the YMC joint venture. As of December 31, 2004, the Company has capitalized exploration and development expenses of $2,108,249 in relation to the YMC joint venture.

-
While the Company is still working on getting the approval from the Chinese central government, the Company has made several significant cash contributions in February and March 2005 to bring YMC registered capital above 15% of total capital requirement based on the original agreement with YPCC. Under the original agreement, the government is obligated to transfer the mining license to YMC once the first 15% capital requirement is met. The Company is currently pursuing the mining licenses transfer. Both the funds the Company contributed to YMC and the ownership in the phosphate deposits may be at risk, should the Company not get the approval from the Chinese government.

-
Although YMC is still waiting for the final approval of its restructuring from the Chinese government, the Company has decided to consolidate YMC into its 2004 financial statements, due to the significant investments it has made to YMC in the last quarter of 2004 and first quarter of 2005.

12. Acquisition of YSC

In December 2003, the Company entered into a letter of intent with YPCC to acquire approximately a 65% interest in an existing fertilizer facility owned by Xinyuan Chemicals Ltd. in Yichang. The Xinyuan plant has the capacity to produce 100,000 tonnes per annum (“tpa”) of sulphate-based NPK fertilizer. On April 20, 2004, the Company acquired a 72.18% controlling interest in Xinyuan and formed a joint venture company called Yichang Spur Chemicals Ltd. (“YSC”), that owns a 100,000 tpa fertilizer facility in the City of Yichang, Hubei Province. The Company made a contribution of $3,351,934 (US$2.5 million) to YSC to acquire its interest. These funds are to be applied to finance the construction of a 60,000 tpa phosphoric acid plant, which was still under construction at the end of 2004. The Company has agreed to undertake an expansion of the existing fertilizer facility from 100,000 to 300,000 tpa. The estimated cost of this expansion is US$8.2 million, based on a preliminary scoping study prepared for the Company by the Nanjing Chemical Industrial Design Institute.

This acquisition has been accounted for using the purchase method and results of operations have been consolidated since the date of acquisition.

13. Outlook

The key focus of 2005 is to bring YSC profit to at least breakeven level while continue to expand the fertilizer facilities at stages to 300,000 tpa and to get the mining license transferred into YMC and start the mining of the phosphate deposits.

Activities of YSC will be centered on operation improvement which includes a) continuing to strengthen the leadership team; b) re-alignment of company resources to customer needs; c) debottlenecking of production processes; d) better supply-chain management. The Company is also taking concrete steps to complete the environmental studies and detailed engineering studies for the expansion of the YSC fertilizer plant to 300,000 tpa.

The Company is working closely with all levels of Chinese governments to get the mining license transferred into YMC. The mining of the phosphate deposits will start soon after the mining license is transferred. It is planned that YMC will supply phosphorous rock to YSC fertilizer production.

With respect to the agriculture sector in China, the Chinese Government is expected to continue to work out agriculture-friendly policies to boost the rural economy and increase farmers' income. Policies already announced include agricultural taxes exemption in 2006 which is two years ahead of schedule, direct subsidies for grain growers and more subsidies for farmers to buy improved crop strains, agricultural machinery and tools.

14. Risk Factors

The Company’s business is in China, which despite recent government policy changes carries high risk for foreign owned operations.

China has an evolving legal structure. Many laws and regulations dealing with economic matters in general, and foreign investment in particular, have been promulgated, including changes to the Constitution of China to authorize foreign investment and to guarantee "the lawful rights and interests" of foreign investors in China. Nevertheless, China does not have a comprehensive system of laws, and the legal and judicial systems in China in respect of commercial laws are rudimentary. In addition, enforcement of existing laws may be uncertain and sporadic, and may be subject to domestic politics.

China has a volatile economy. Although the Chinese economy has experienced significant growth in the recent past, such growth has been uneven among various sectors of the economy and geographic regions. The central government has recently implemented measures to control inflation, which is intended to have the effect of significantly restraining economic expansion. Consequently, there can be no assurance that the government’s pursuit of economic reforms will not be curtailed. It is also possible that inflation in China will cause the cost of the Company’s products to be uneconomic for the rural farming community making up the Company’s market.

Investment in China can be adversely affected by significant political, economic and social uncertainties. Any change in laws and policies by the Chinese government could adversely affect the Company’s investment in China. The Chinese Government has been pursuing economic reform and open door policies since 1978. The general development pattern in the last 25 years shows that the political environment in China has been improving gradually. Circumstances such as a change in leadership, social or political disruption or unforeseen circumstances may affect significantly or encumber the Chinese government's abilities to pursue such policies.

Mineral and fertilizer prices have historically fluctuated substantially, and are affected by numerous factors beyond the Company’s control, including international, economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and world wide production levels. The effects of these factors can not be accurately predicted. The economics of mining and fertilizer production are also affected by operating costs, variation in the grade of mined mineralized material and fluctuation in the price of fertilizer products.

Need to Obtain Permits and Licenses

The operations of the Company require licenses and permits from various government agencies. The revision of the original YMC joint venture contract, for example, requires the approval of the Ministry of Commerce and the NDRC. Funds wired to YMC and ownership in the YMC phosphate deposits may be at risk, should the company not get the final approval from the government.

Raw materials costs and transportation costs are rising. The continued rapid growth in the Chinese economy and the recovery of U.S. economy are driving up the prices of international commodities and transportation costs world wide. The profit of fertilizer producers are affected by rising raw material costs, increasing ocean freight and transportation costs within China.

Additional risk factors can be found in the Company’s Form 20-F, and filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov.